Exhibit 99.1

L & L   I N T E R N A T I O N A L   H O L D I N G S ,   I N C .

1 3 0  A N D O V E R  P A R K  E A S T  S U I T E 1 0 1  S E A T T L E  W A  9 8 1 8 8

Summary of

     Private Purchase Agreement between

Lee Family Trust & L&L International Holdings, Inc.

L&L International Holdings, Inc. (“L&L”) received its trading symbol-LLFH in January of 2008, and in the process of introducing LLFH to the investment community, is to raise capital for its expansion of the energy (coal) business. Activities require additional resources to pay for the expenses including due diligence, road shows and professional fees.

Lee Family Trust (“Trust”), an existing L&L shareholder with substantial investment in commercial real estate development and bank holding, entered a private transaction with the Company and purchased 326,000 shares of L&L common shares at two dollars per share on June 26, 2008. The purchase is at an arm’s length, the Trust is not related to the Company’s Board Members, or Officer (i.e. Paul Lee, Dickson Lee). The transaction was conducted between the Company, and the Trust which is an accredited investor on an irrevocable basis. The purchased shares are not registered with the Securities and Exchange Commission thus, are restricted. The transaction involved in no middleman or a commission. Of the total purchase consideration, $100,000 was paid to the Company in cash, and the remaining was paid in lieu of advisory fees for establishment of strategic relationships beneficial to the Company.

The above statement is believed to be true and reasonable including material facts. However, as it is a summary, some of the information believed to be not material may be omitted or not included. The original agreement is available upon request.

/s/ L&L International Holdings, Inc.